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08000050

RECEIVED

2008 JAN -2 P 4:17

FILE NO. 082-04861

December 19, 2007

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VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Correction to the "Brief Statement of Accounts for the Interim Period of the Year Ending March 31, 2008" (dated December 14, 2007) (English translation).

Yours very truly,

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

File No. 082-04861

(Translation)

RECEIVED

2008 JAN -2 P 1:17

December 14, 2007

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director, Executive Officer and Department Manager of the Corporate Planning Department
(TEL 06-6399-2884)

Correction to the "Brief Statement of Accounts for the Interim Period of the Year Ending March 31, 2008"

It is hereby notified that MegaChips Corporation has made a correction to the "Brief Statement of Accounts for the Interim Period of the Year Ending March 31, 2008", publicized on November 5, 2007, as described below:

Description

1. Reason for the correction:

In the consolidated interim statement of cash flows, ¥107,851 thousand of "loss from business restructuring", an item of cash flows from operating activities, included ¥15,417 thousand of extraordinary depreciation of fixed assets. Hence, a change has been made to report the extraordinary depreciation of fixed assets in "others", another item of cash flows from operating activities.

2. Content of the correction:

The correction items are indicated by underlines.

The correction will have no impact on the publicized consolidated operating results and the forecast of the consolidated operating results.

<Correction items>
"Brief Statement of Accounts for the Interim Period of the Year Ending March 31, 2008"

4. CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(4) Consolidated Interim Statement of Cash Flows

(Before amendment)

(thousands of yen)

	Interim period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)	Interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
I. Cash flows from operating activities			
Income before income taxes and others	1,044,339	1,422,530	2,855,460
Depreciation	86,450	77,964	179,841
(descriptions omitted)			
Loss from business restructuring	-	107,851	-
(descriptions omitted)			
Others	(1,014)	(1,128)	(941)
Subtotal	1,638,828	(711,717)	(1,031,683)
(descriptions omitted)			
Corporate income taxes refunded	249,110	223,432	249,110
Net cash provided by (used in) operating activities	1,134,520	(1,445,631)	(1,919,442)

(After amendment)

(thousands of yen)

	Interim period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)	Interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
I. Cash flows from operating activities			
Income before income taxes and others	1,044,339	1,422,530	2,855,460
Depreciation	86,450	77,964	179,841
(descriptions omitted)			
Loss from business restructuring	-	92,434	-
(descriptions omitted)			
Others	(1,014)	14,288	(941)
Subtotal	1,638,828	(711,717)	(1,031,683)
(descriptions omitted)			
Corporate income taxes refunded	249,110	223,432	249,110
Net cash provided by (used in) operating activities	1,134,520	(1,445,631)	(1,919,442)

- END -

END